Exhibit 8.1

RETO ECO-SOLUTIONS, INC.

Company Name	Country of Incorporation/Formation

Sunoro Holdings Limited	Hong Kong

New REIT International Co., Limited	Hong Kong

MeinMalzeBier Holdings Limited	BVI

ReTo Global Holdings	BVI

Beijing ReTo Hengda Technology Co., Ltd.	China

MeinMalzeBier Global Limited	Hong Kong

Beijing ReTo Hengye Technology Co., Ltd.	China

Honghe ReTo Ecological Technology Co., Ltd.	China

Beijing REIT Equipment Technology Co., Ltd.	China

Shenzhen Dirong Century Big Data Technology Co., Ltd.	China

Shenzhen MeinMalzeBier Catering Management Co., Ltd.	China

Beijing ReTo Xincheng Technology Co., Ltd.	China

Zhangjiakou ReTo Intelligent Equipment Manufacturing Co., Ltd.	China